UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Loan Agreement with K2 HealthVentures LLC

On July 12, 2021, ASLAN Pharmaceuticals Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), and ASLAN Pharmaceuticals (USA) Inc., a Delaware corporation (“ASLAN USA”), as borrowers entered into a Loan, Guaranty, and Security Agreement and ancillary documents (the “Loan Agreement”) with ASLAN Pharmaceuticals Pte. Ltd., a private company limited by shares formed under the laws of the Republic of Singapore (“ASLAN Singapore” and, together with the Company and ASLAN USA, each a “Loan Party” and, collectively, the “Loan Parties”), as guarantor, the lenders from time-to-time, party thereto, K2 HealthVentures LLC as administrative agent, and Ankura Trust Company, LLC as collateral agent, as amended by that certain First Amendment to the Loan, Guaranty and Security Agreement dated as of June 30, 2023, and as further amended by that certain Second Amendment to Loan, Guaranty and Security Agreement dated as of December 6, 2023 (the “Second Amendment”). The Loan Agreement provides for up to $45.0 million of term loans in up to four separate tranches. As of the date hereof, the outstanding aggregate principal amount under the Loan Agreement is $13.0 million, after having made a prepayment of $12.0 million at the time of entering into the Second Amendment.

On May 29, 2024 the Company entered into an amendment (the “Third Amendment”) of the Loan Agreement pursuant to which (1) the parties agreed to certain amendments to the Loan Agreement and (2) the lenders agreed to forbear from exercising such right(s) as they may be entitled under the Loan Agreement with respect to (i) certain alleged and disputed events of default or potential events of default under the Loan Agreement that may or may not exist and (ii) any potential future events of default under the Loan Agreement due to the occurrence of a material adverse effect (as defined in the Loan Agreement) or the Loan Parties’ breach of certain provisions of the Loan Agreement, each for the period from May 29, 2024 to July 1, 2024(the “Forbearance Period”). The Forbearance Period is subject to extension to August 1, 2024 upon the Company’s receipt of a final term sheet from one or more investors or strategic partners which will result in net cash proceeds of 15.0 million or more, and further extension to January 1, 2025 upon the Company’s receipt of the related funds, as further described in the Third Amendment.

Pursuant to the Third Amendment, until the occurrence of a Successful Funding Event (as defined in the Third Amendment), the Loan Parties will deposit and maintain $4.0 million in an account subject to a blocked account control agreement or equivalent for the benefit of K2 HealthVentures LLC or its collateral agent (the “Locked Account”). Separately, the Loan Parties will maintain total cash balances in U.S. bank accounts and subject to an account control agreement in favor of the lenders (inclusive of cash maintained in the Locked Account) in an amount equal to (a) the lesser of (i) $10.5 million or (ii) the total obligations outstanding under the Loan Agreement, as amended (the “Minimum Cash Amount”) plus (b) the amount required to cover any remaining payroll, tax, or other statutory obligations of the Loan Parties and all subsidiaries cumulatively at any given time; provided however, such amounts allocated to Singapore payroll, tax and other statutory obligations are permitted to be maintained in a Singapore account (the “Statutory Requirements Amount”).

In addition, the Loan Parties agreed to accept an increased level of financial monitoring and reporting of financial information for the benefit of the lenders.

In connection with the Third Amendment, the lenders shall be entitled to receive:

-
A deferred Forbearance Fee in the amount of $650,000;
-
A Success Fee in the amount of: $1.3 million, payable from 50% of the upfront and milestone proceeds received by the Loan Parties from a future licensing arrangement, strategic partnership or business development transaction; provided that the Success Fee amount will be reduced ratably for every dollar exercised of the conversion option described below; and;
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An option to convert $1.3 million of current outstanding principal under the Loan Agreement into ordinary shares of the Company at a conversion price of $0.0210 per ordinary share (or $0.525 per ADS) and registration rights related to such converted equity.

A copy of the Third Amendment is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

K2 Warrant

In connection with the Third Amendment, the Company issued a warrant to purchase ordinary shares (the “K2 2024 Warrant”) to K2 HealthVentures Equity Trust LLC. The K2 2024 Warrant is exercisable for 29,154,293 ordinary shares (or 1.166 million ADS), at an exercise price of $0.0162 per ordinary share (or $0.405 per ADS), subject to adjustment as provided therein.

The K2 2024 Warrant includes customary cashless exercise features and requires the Company to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with the Company’s depositary for the issuance of American Depositary Shares. The Warrant is exercisable until its expiration on May 29, 2034.

A copy of the Form of K2 Warrant is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The foregoing description of the K2 Warrant does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The information contained in this Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634)

Forward Looking Statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s cash runway; and expectations regarding the terms of patents and ability to obtain and maintain intellectual property protection for product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description
4.1

Third Amendment to Loan, Guaranty, and Security Agreement, dated as of May 29, 2024, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.

4.2	Form of Warrant dated May 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: May 31, 2024